Exhibit 99.1

Media Release

IMV Inc. to Present at the Cowen and Company
39th Annual Health Care Conference

Dartmouth, March 7, 2019 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology company today announced that Pierre Labbé, IMV’s Chief Financial Officer will present at the Cowen and Company 39th Annual Health Care Conference, which will be held March 11-13, 2019 in Boston, MA.

IMV’s presentation details include:

  Date: Wednesday, March 13, 2019

  Time: 9:20 – 9:50 a.m. ET

  Location: Salon C, 4th Floor at The Marriott Copley Hotel, Boston, MA

There will be a live webcast of IMV’s presentation accessible thru the IMV website at: http://wsw.com/webcast/cowen52/imv/ and the presentation will then be archived for 90 days afterwards. A copy of the presentation will also be available in the Events & Presentations section of IMV’s website: www.imv-inc.com.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

###

Source: IMV Inc.

Investor Relations:
Marc Jasmin, IMV Senior Director, Investor Relations and Communications
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Media:

Andrea Cohen, Sam Brown Inc.
T: (917) 209-7163 E: andreacohen@sambrown.com